Form N-SAR,
Sub-Item 77Q1(g)


Nuveen Preferred Income Opportunities Fund

811-21293

On June 12, 2017 the above-referenced fund was the surviving fund in a reorganization. All of the assets of the Nuveen Flexible Income Fund were transferred to the Nuveen Preferred Income Opportunities Fund. The circumstances and details of the reorganization as well as a form of the Agreement and Plan of Reorganization, filed as Appendix A, are contained in the SEC filing on Type N-14 8C/A, accession number 0001193125-17-033410, on
February 7, 2017, which materials are herein incorporated by reference.